

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2020

Christopher Bruno
Chief Executive Officer
RSE Collection, LLC
250 Lafayette Street, 2nd Floor
New York, NY 10012

Re: RSE Collection, LLC
Offering Statement on Form 1-A
Post-qualification Amendment No. 21
Filed June 22, 2020
File No. 024-10717

Dear Mr. Bruno:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing